UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d2(a)

                               (Amendment No. __)*

                          INTERLOTT TECHNOLOGIES, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   458764-10-7
                                   -----------
                                 (CUSIP Number)

                               Marc A. Crisafulli
                                 General Counsel
                           GTECH Holdings Corporation
                                55 Technology Way
                            West Greenwich, RI 02817
                                 (401) 392-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Laura N. Wilkinson, Esq.
                              Edwards & Angell, LLP
                              2800 Financial Plaza
                              Providence, RI 02903
                                 (401) 274-9200

                                 March 17, 2003
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 458764-10-7                                               Page 2 of 12


(1)      NAMES  OF  REPORTING   PERSON   GTECH   Holdings   Corporation,   GTECH
         Corporation, Bengal Acquisition Co.
--------------------------------------------------------------------------------
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

         NUMBER OF                  (7)     SOLE VOTING POWER
         SHARES                             0
         BENEFICIALLY--------------------------------------------------
         OWNED BY                   (8)     SHARED VOTING POWER
         EACH                               3,652,300
         REPORTING   --------------------------------------------------
         PERSON                     (9)      SOLE DISPOSITIVE POWER
         WITH                                0
                     --------------------------------------------------
                                    (10) SHARED DISPOSITIVE POWER
                                             3,652,300
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,652,300
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.8%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON CO
         -----------------------------------------------------------------------

CUSIP No. 458764-10-7                                               Page 3 of 12


         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GTECH Holdings Corporation or any of its subsidiaries that it is the beneficial owner of any of the common stock of Interlott Technologies, Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer:
------   -------------------

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Interlott Common Stock"), of Interlott Technologies, Inc., a Delaware corporation ("Interlott"). The address of the principal executive offices of Interlott is 7697 Innovation Way, Mason, Ohio 45040.

Item 2.  Identity and Background.
------   -----------------------

         (a) The names of the persons filing this Statement are GTECH Holdings Corporation, a Delaware corporation ("GTECH"), GTECH Corporation, a Delaware corporation and the wholly owned subsidiary of GTECH Holdings Corporation ("GTECH Corporation") and Bengal Acquisition Co., a Delaware corporation and the wholly owned subsidiary of GTECH Corporation ("Merger Subsidiary").

         (b) The address of the principal office and principal business of each filing person is 55 Technology Way, West Greenwich, Rhode Island 02817.

         (c) GTECH is a leading global information technology company that provides software, networks, and professional services that power high-performance, transaction processing solutions. GTECH's core market is the lottery industry, with a growing presence in financial services transaction processing. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of the filing persons' directors and executive officers, as of the date hereof. Other than the directors and executive officers of GTECH, there are no persons controlling GTECH. Other than GTECH and (in the case of Merger Subsidiary) GTECH Corporation, there are no persons controlling GTECH Corporation or Merger Subsidiary.

         (d) During the past five years, none of the filing persons nor, to any filing person's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the filing persons nor, to any filing person's knowledge, any person named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         On March 17, 2003, GTECH, Interlott and Merger Subsidiary entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Interlott will be merged with and into Merger Subsidiary or another wholly owned subsidiary of GTECH (the "Merger").

         In order to induce GETCH and Merger Subsidiary to enter into the Merger Agreement, GTECH, Merger Subsidiary and L. Roger Wells, Jr. ("Wells") entered into a Stockholder Voting and Option Agreement dated as of March 17, 2003 (the "Stockholder Agreement"), pursuant to which Wells has agreed to vote his shares in favor of the Merger (the "Subject Shares"). The Subject Shares (including options that vest within 60 days of March 17, 2003) represent 54.8% of Interlott's outstanding capital stock. The Stockholder Agreement will terminate under the conditions described under Item 5(a)-(b) below.

         In addition, Wells irrevocably granted Merger Subsidiary an option (the "Option"), exercisable only upon the events and subject to the conditions set forth in the Stockholder Agreement, to purchase all of the Subject Shares at a purchase price per share equal to $9.00 in cash (the "Exercise Price"). Subject to the conditions set forth in Section 2.02 of the Stockholder Agreement and the termination provisions of Section 5.07 of the Stockholder Agreement, Merger Subsidiary may exercise the Option in whole at any time prior to the date 60 days after the expiration or termination of the Merger Agreement if (x) Wells fails to comply with any of his obligations under the Stockholder Agreement, or
(y) (A) the Merger is not consummated because of the failure to satisfy the conditions to the Merger set forth in Article VIII of the Merger Agreement (other than as a result of a failure of the conditions set forth in any of Sections 8.1(b), 8.1(c), 8.1(d), 8.1(e), 8.2(d), 8.3(a), 8.3(b), 8.3(c) or
8.3(e) thereof to be satisfied) and (B) the Merger Agreement has been terminated pursuant to Sections 9.1(a), 9.1(b), 9.1(d), 9.1(h), 9.1(i) (other than solely as a result of a breach by GTECH) or 9.1(j) (other than solely as a result of an untrue representation or warranty of GTECH) thereof. Funds required to exercise the option will be furnished from the working capital of GTECH.

         The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2.1 and 2.2, respectively.

Item 4.  Purpose of Transaction.
------   ----------------------

         (a)-(b) Pursuant to the Merger Agreement and the actions contemplated therein, Interlott will be merged with and into Merger Subsidiary or another wholly-owned subsidiary of GTECH, with such subsidiary continuing as the surviving corporation and as a wholly owned subsidiary of GTECH (the "Surviving Corporation"). Upon completion of the Merger, each issued and outstanding share of Interlott Common Stock will be exchanged for the right to receive either $9.00 in cash or common stock of GTECH, par value $0.01 per share, with a value of $9.00 based on the average trading price of GTECH common stock for a period preceding the merger. However, the election of Interlott shareholders is subject to adjustment on a pro rata basis such that the aggregate merger consideration paid by GTECH shall be paid 51.5% in stock and 48.5% in cash.

         Pursuant to the Stockholder Agreement, and subject to the conditions set forth therein, Merger Subsidiary has the option to purchase all of the Subject Shares from Wells at an Exercise Price of $9.00 per share.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of the GTECH subsidiary, until their resignation or removal or until their successor or successors are duly elected and qualified. See Schedule A for the existing directors of Merger Subsidiary. GTECH and Interlott will cause the directors of the Surviving Corporation to appoint the officers of the Surviving Corporation immediately prior to the Merger as all of the officers of the Surviving Corporation.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of the GTECH subsidiary, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

         (h)-(i) Upon consummation of the Merger, the Interlott Common Stock will be delisted from the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, none of GTECH, GTECH Corporation nor Merger Subsidiary currently have any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the filing persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)-(b) As a result of the Stockholder Agreement, GTECH and Merger Subsidiary may be deemed to be the beneficial owners of 3,652,300 shares of Interlott Common Stock. The Subject Shares constitute approximately 54.8% of the issued and outstanding shares of Interlott Common Stock, based on Interlott's representation in the Merger Agreement that there were 6,459,718 shares of Interlott Common Stock issued and outstanding at the close of business on March 17, 2003.

         Pursuant to the Stockholder Agreement, Wells agreed, among other things, (i) to vote the Subject Shares in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, and (ii) to vote the Subject Shares against (a) any proposal made in opposition to or in competition with the Merger, (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Interlott, or any of its subsidiaries, with or involving a party other than as contemplated by the Merger Agreement, (c) any liquidation or winding up of Interlott, (d) any extraordinary dividend by Interlott, (e) any change in the capital structure or business of Interlott (other than pursuant to the Merger Agreement) and (f) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Interlott under the Merger Agreement, or which would materially and adversely affect Interlott or GTECH or their respective abilities to consummate the transactions contemplated by the Merger Agreement. In addition, Wells agreed, among other things, not to Transfer (or agree to Transfer) any of the Subject Shares. As used in the Stockholder Agreement, "Transfer" means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or sufferage of a Lien (as defined in the Stockholder Agreement) or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security (including transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, constructive sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term "constructive sale" means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

         Further, among other things, Wells agreed (a) not to directly or indirectly (i) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any Acquisition Proposal (as defined in the Merger Agreement), (ii) participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek the foregoing, (iii) approve, endorse or recommend any of the foregoing, or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any of the foregoing; and (b) not to permit any affiliate of Wells to, nor shall Wells act in concert with or permit any affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Interlott Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of Interlott vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Article One of the Stockholder Agreement.

         Further, by his execution of the Stockholder Agreement, Wells irrevocably granted to and appointed GTECH's president and its corporate secretary, or any of them, and any individual designated in writing by any of them, as his or her proxy and attorney-in-fact to vote the Subject Shares (i) in favor of (A) adoption of the Merger Agreement, (B) approval of the Merger and
(C) approval of any other transactions  contemplated by the Merger Agreement and
(ii) against (a) any proposal made in opposition to or in competition with the Merger, (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Interlott, or any of its subsidiaries, with or involving a party other than as contemplated by the Merger Agreement, (c) any liquidation or winding up of Interlott, (d) any extraordinary dividend by Interlott, (e) any change in the capital structure or business of Interlott (other than pursuant to the Merger Agreement) and (f) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Interlott under the Merger Agreement, or which would materially and adversely affect Interlott or GTECH or their respective abilities to consummate the transactions contemplated by the Merger Agreement.

         In addition, Wells irrevocably granted Merger Subsidiary the Option, as described in Item 3 above.

         The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective, (ii) any termination of the Merger Agreement pursuant to Section 9.1(c), 9.1(e), 9.1(f), 9.1(g), 9.1(i) (due to any breach by GTECH) or 9.1(j) (due to any breach of a representation or warranty of GTECH) thereof, (iii) 60 days after termination of the Merger Agreement for any reason other than set forth in the preceding clause (ii), or
(iv) December 17, 2003.

         The Stockholder Agreement does not restrict Wells' ability to act as a director or officer of Interlott.

         (c) Neither GTECH, Merger Subsidiary nor, to the knowledge of GTECH or Merger Subsidiary, any person named in Schedule A, has effected any transaction in Interlott Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.
         -------------------------------------------------------------------

         Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of GTECH, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Interlott, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

         2.1 Agreement and Plan of Merger dated as of March 17, 2003, by and among GTECH, Merger Subsidiary and Interlott (incorporated by reference to Exhibit 2.1 of GTECH's Current Report on Form 8-K filed March 18, 2003).

         3.1 Stockholder Voting and Option Agreement dated as of March 17, 2003, between GTECH, Merger Subsidiary and L. Roger Wells, Jr. (incorporated by reference to Exhibit 2.2 of GTECH's Current Report on Form 8-K filed March 18, 2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  March 27, 2003

                                   GTECH Holdings Corporation

                                   By: /s/ Marc A. Crisafalli
                                       -----------------------------------------
                                   Name:  Marc A. Crisafalli
                                   Title: Senior Vice President, General Counsel
                                           and Secretary


                                   GTECH Corporation

                                   By: /s/ Marc A. Crisafulli
                                      ------------------------------------------
                                   Name:  Marc A. Crisafulli
                                   Title: Senior Vice President, General Counsel
                                           and Secretary


                                   Bengal Acquisition Co.

                                   By: /s/ Marc A. Crisafulli
                                       -----------------------------------------
                                   Name:  Marc A. Crisafulli
                                   Title: Senior Vice President, General Counsel
                                           and Secretary

                                   SCHEDULE A

(a) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of GTECH. Unless otherwise indicated, the business address of each person listed below is 55 Technology Way, West Greenwich, Rhode Island 02817.


                                 Principal Occupation or
             Name                       Employment              Citizenship                  Business Address
             ----                ------------------------       -----------                  ----------------
Lt. Gen. (Ret.) Emmett Paige,   Vice President of Lockheed   United States                7375 Executive Place,
Jr.                             Martin Information                                        Seabrook, MD 20706
                                Technology Company
Robert M. Dewey, Jr.            Retired                      United States
Burnett W. Donoho               Consultant                   United States                98 Glenmoor Lane,
                                                                                          Englewood, CO 80110
The Rt. Hon. Sir Jeremy         Member, European Advisory    United Kingdom               6 Buttsmead, Northwood,
Hanley KCMG                     Board of Credit Lyonnais                                  Middlesex, HA6 2TL,
                                                                                          England, United Kingdom
Philip R. Lochner, Jr.          Consultant                   United States                699 Lake Avenue,
                                                                                          Greenwich, CT 06830

James F. McCann                 Chairman and CEO of          United States                1600 Stewart Avenue,
                                1-800-Flowers.com, Inc.                                   Westbury, NY 11590

Anthony Ruys                    Chairman of Executive        Netherlands                  Tweede Weteringplantsoen
                                Board of Heineken N.V.                                    21,  1017 ZD Amsterdam

W. Bruce  Turner                President  and CEO,          United States
                                GTECH Holdings Corporation

David J. Calabro                Executive Vice President     United States
                                and COO, GTECH Holdings
                                Corporation

Jaymin B. Patel                 Senior Vice President and    United States
                                CFO, GTECH Holdings
                                Corporation

Kathleen McKeough               Senior Vice President,       United States
                                Human Resources, GTECH
                                Holdings Corporation

Marc A. Crisafalli              Senior Vice President,       United States
                                General Counsel and
                                Secretary, GTECH Holdings
                                Corporation

Antonio Carlos Rocha            Senior Vice President,       United States
                                Business and Corporate
                                Development, GTECH
                                Holdings Corporation

Larry R. Smith                  Senior Vice President and    United States
                                CTO, GTECH Holdings
                                Corporation

Donald R. Sweitzer              Senior Vice President,       United States
                                Global Business
                                Development and Public
                                Affairs, GTECH Holdings
                                Corporation

Timothy B. Nyman                Senior Vice President,       United States
                                Global Services, GTECH
                                Holdings Corporation


(b) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of each of GTECH Corporation and Merger Subsidiary. Unless otherwise indicated, the business address of each person listed below is 55 Technology Way, West Greenwich, Rhode Island 02817.

                                 Principal Occupation or
             Name                       Employment             Citizenship
             ----                       ----------             -----------
W. Bruce Turner                 President and CEO, GTECH     United States
                                Holdings Corporation

David J. Calabro                Executive Vice President     United States
                                and COO, GTECH Holdings
                                Corporation

Jaymin B. Patel                 Senior Vice President and    United States
                                CFO, GTECH Holdings
                                Corporation

Marc A. Crisafalli              Senior Vice President,       United States
                                General Counsel and
                                Secretary, GTECH Holdings
                                Corporation